FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/2/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter and first nine months of 2021 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: November 2, 2021

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2021 Results

Luxembourg, November 2, 2021 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2021.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as EBITDA, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of Third Quarter of 2021 Results

	3Q21	2Q21		3Q20[2]

Steel Shipments (tons)	3,071,000	3,068,000	0%	2,845,000	8%
Iron Ore Shipments (tons)	850,000	906,000	-6%	869,000	-2%
Net Sales ($ million)	4,592.0	3,919.8	17%	2,138.6	115%
Operating Income ($ million)	1,735.4	1,271.4	36%	7.0
EBITDA ($ million)	1,880.6	1,420.2	32%	353.4	432%
EBITDA Margin (% of net sales)	41%	36%		17%
EBITDA per Ton ($)	612.4	462.9		124.2
Equity in earnings of non-consolidated companies ($ million)	84.4	171.1		13.2
Income Tax Result ($ million)	(486.0)	(307.1)		(27.5)
Net Result ($ million)	1,366.4	1,158.3		(21.0)
Equity Holders' Net Result ($ million)	1,202.1	1,022.1		(48.5)
Earnings (losses) per ADS[1] ($)	6.12	5.21		(0.25)

•EBITDA of $1.9 billion on steel shipments of 3.1 million tons, with EBITDA margin of 41% and EBITDA per ton of $612.4.
•Equity holders' net income of $1.2 billion, equivalent to earnings per ADS of $6.12.
•Net cash provided by operating activities of $586.0 million, including working capital increase of $1.1 billion mainly due to the impact of higher realized steel prices and costs, and higher inventory volumes.
•Free cash flow of $475.4 million after capital expenditures of $110.6 million.
•Net cash position of $0.3 billion at the end of September 2021, up from net debt position of $0.2 billion at the end of June 2021.

Ternium's shipments in the third quarter of 2021 were 3.1 million tons, stable sequentially as higher finished steel shipments in the US market were offset by slightly lower volumes elsewhere. During the third quarter of 2021, Ternium continued ramping-up its new hot-rolling mill in Pesquería, although at a slower pace than anticipated reflecting energy-related bottlenecks that have already been worked out. The strength of steel prices in the company's main steel markets led to new record-high realized steel prices in the period.

On an year-over-year basis, shipments in the third quarter of 2021 were up by 8%, reflecting a recovery of 17% in Mexico and 14% in the Southern Region as Ternium's markets were affected in 2020 by restrictions implemented to contain the COVID-19 pandemic, partially offset by a 12% decrease in the Other Markets region. The decrease in the Other Markets region was due mainly to lower slab volumes shipped to third parties as the company's slab facility in Brazil increased its integration with other Ternium's mills, partially offset by higher finished steel shipments in Colombia and the US market.

EBITDA per ton in the third quarter of 2021 increased $149.5 sequentially, to $612.4. On an year-over-year basis, EBITDA per ton increased $488.2. The sequential and year-over-year improvements in the third quarter of 2021 were mainly the result of higher realized steel prices, partially offset by higher costs of raw materials and purchased slabs. The company’s net income in the third quarter of 2021 was $1.4 billion on operating income of $1.7 billion and an effective income tax rate of 26%.

Summary of First Nine Months of 2021 Results

	9M21	9M20[2]

Steel Shipments (tons)	9,238,000	8,292,000	11%
Iron Ore Shipments (tons)	2,791,000	2,854,000	-2%
Net Sales ($ million)	11,761.1	6,155.8	91%
Operating Income ($ million)	3,912.6	208.2	1,779%
EBITDA ($ million)	4,358.2	879.3	396%
EBITDA Margin (% of net sales)	37%	14%
EBITDA per Ton ($)	471.8	106.0
Equity in earnings (losses) of non-consolidated companies ($ million)	302.0	(0.4)
Income Tax Result ($ million)	(1,054.7)	(282.5)
Net Result ($ million)	3,231.4	3.2
Equity Holders' Net Result ($ million)	2,827.1	(16.0)
Earnings (losses) per ADS ($)	14.40	(0.08)

•EBITDA of $4.4 billion on steel shipments of 9.2 million tons, with EBITDA margin of 37% and EBITDA per ton of $471.8.
•Equity holders' net income of $2.8 billion, equivalent to earnings per ADS of $14.40.
•Net cash provided by operating activities of $1.5 billion, including a working capital increase of $2.5 billion mainly due to the impact of higher realized steel prices and costs, and higher inventory volumes.
•Free cash flow of $1.1 billion after capital expenditures of $401.7 million.
•Dividends paid to shareholders of $412.2 million.

Ternium’s steel shipments in the first nine months of 2021 were 9.2 million tons, up 946,000 tons compared to shipment levels in the same period in 2020 reflecting the impact of the COVID-19 pandemic in the prior-year first nine months. Shipments in the first nine months of 2021 increased 20% in Mexico and 48% in the Southern Region, and decreased 19% in the Other Markets region mainly due to lower slab shipments to third parties partially offset by higher finished steel shipments in Colombia.

EBITDA per ton increased $365.7 year-over-year in the first nine months of 2021 to $471.8, mainly due to higher steel prices partially offset by higher costs of raw materials and purchased slabs. The company’s net income in the first nine months of 2021 was $3.2 billion on operating income of $3.9 billion and an effective income tax rate of 25%.

Interim Dividend Payment

Ternium’s board of directors approved the payment of an interim dividend of $0.08 per share ($0.80 per ADS), or approximately $157.0 million in the aggregate. The dividend will be paid on November 16, 2021, to shareholders on record as of November 15, 2021.

Outlook

Ternium expects to maintain strong performance in the final quarter of 2021, following record EBITDA in the third quarter. The company anticipates a slight sequential decrease in fourth quarter EBITDA, with relatively stable shipments and a lower margin. Ternium anticipates cost per ton to increase in the fourth quarter compared to the third quarter, primarily due to higher raw material and slab costs flowing through the company’s inventories. This increase in costs would be partially offset by higher revenue per ton, driven by the quarterly reset of contract prices which reflect, with a lag, higher average prices during the third quarter.

The company anticipates volumes sold in the USMCA region to slightly increase in the fourth quarter. In Mexico, industrial customer steel demand remains solid across the market, with the exception of the automotive industry, which continues to be significantly challenged by global semiconductor scarcity. Steel demand linked to construction activity in the country also continues to weaken into the fourth quarter.

In Argentina, Ternium expects shipments to remain steady in the fourth quarter as compared to shipments in the third quarter, with a slight decrease in December due to seasonality. The country’s main steel consuming sectors, including the construction and manufacturing industries, continue to perform well, although unstable macroeconomic variables in Argentina bring uncertainty to this market in 2022.

Looking ahead, after a tight steel market in 2021 the company anticipates a more balanced steel supply-demand environment in 2022, with steady steel demand and a gradual normalization of global supply chains.

Analysis of Third Quarter of 2021 Results

Net sales in the third quarter of 2021 were $4.6 billion, 115% higher than net sales in the third quarter of 2020. The following table outlines Ternium’s consolidated net sales for the third quarter of 2021 and the third quarter of 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	3Q21	3Q20	Dif.	3Q21	3Q20	Dif.	3Q21	3Q20	Dif.
Mexico	2,594.5	1,065.7	143%	1,697	1,445	17%	1,529	737	107%
Southern Region	936.8	495.6	89%	626	547	14%	1,497	906	65%
Other Markets	984.3	508.0	94%	748	853	-12%	1,316	596	121%

Total steel products	4,515.6	2,069.4	118%	3,071	2,845	8%	1,471	727	102%
Other products*	58.8	45.6	29%

Steel segment	4,574.4	2,114.9	116%

Mining segment	131.0	91.3	44%	850	869	-2%	154	105	47%

Intersegment eliminations	(113.4)	(67.6)

Net sales	4,592.0	2,138.6	115%
*The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $2.6 billion in the third quarter of 2021, an increase of $864.6 million compared to the third quarter of 2020. This was principally due to a $723.6 million, or 52%, increase in raw material and consumables used, mainly reflecting higher purchased slabs, raw material and energy costs and an 8% increase in steel shipment volumes; and to a $140.9 million increase in other costs, mainly including a $65.6 million increase in maintenance expenses, a $58.5 million increase in labor costs and a $14.5 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the third quarter of 2021 were $237.4 million, or 5% of net sales, an increase of $54.3 million compared to SG&A in the third quarter of 2020, mainly due to a $23.0 million increase in freight and transportation expenses, an $18.3 million increase in taxes and a $13.2 million increase in labor costs.

Other operating income in the third quarter of 2021 was $1.9 million. In the third quarter of 2020, other operating expense was $192.0 million, mainly reflecting the derecognition of an asset of $194.1 million arising from Ternium's right to recover 50% of a contingency amount from Thyssenkrupp2. This right expired on September 7, 2020.

Operating income in the third quarter of 2021 was $1.7 billion, or 38% of net sales, compared to operating income of $7.0 million, or 0% of net sales, in the third quarter of 2020. The following table outlines Ternium’s operating result by segment for the third quarter of 2021 and third quarter of 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	3Q21	3Q20[2]	3Q21	3Q20	3Q21	3Q20	3Q21	3Q20[2]
Net Sales	4,574.4	2,114.9	131.0	91.3	(113.4)	(67.6)	4,592.0	2,138.6
Cost of sales	(2,668.9)	(1,762.2)	(75.0)	(60.2)	122.7	65.9	(2,621.1)	(1,756.6)
SG&A expenses	(226.5)	(175.4)	(10.9)	(7.7)	—	—	(237.4)	(183.1)
Other operating income (loss), net	2.0	(192.2)	(0.1)	0.2	—	—	1.9	(192.0)
Operating result	1,681.0	(14.9)	45.0	23.5	9.4	(1.7)	1,735.4	7.0

EBITDA	1,809.8	318.7	61.4	36.4	9.4	(1.7)	1,880.6	353.4

Net financial results were a gain of $32.7 million in the third quarter of 2021, primarily reflecting net financial interest income of $12.9 million, related to investment returns on the company's liquidity position net of borrowing costs, and a gain of $10.5 million related to changes in the fair value of financial assets. Net financial results in the third quarter of 2020 were a loss of $13.8 million.

Equity in earnings of non-consolidated companies was a gain of $84.4 million in the third quarter of 2021, compared to a gain of $13.2 million in the third quarter of 2020 mainly due to better results from Ternium's investment in Usiminas.

Income tax expense in the third quarter of 2021 was $486.0 million, with a 26% effective tax rate, compared to $27.5 million in the third quarter of 2020.

Analysis of First Nine Months of 2021 Results

Net sales in the first nine months of 2021 were $11.8 billion, 91% higher than net sales in the first nine months of 2020. The following table outlines Ternium’s consolidated net sales for the first nine months of 2021 and the first nine months of 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	9M21	9M20	Dif.	9M21	9M20	Dif.	9M21	9M20	Dif.
Mexico	6,677.2	3,186.1	110%	5,131	4,269	20%	1,301	746	74%
Southern Region	2,429.1	1,129.2	115%	1,885	1,270	48%	1,289	889	45%
Other Markets	2,433.3	1,654.7	47%	2,223	2,753	-19%	1,095	601	82%

Total steel products	11,539.6	5,970.0	93%	9,238	8,292	11%	1,249	720	74%
Other products*	183.5	132.3	39%

Steel segment	11,723.1	6,102.3	92%

Mining segment	366.8	284.8	29%	2,791	2,854	-2%	131	100	32%

Intersegment eliminations	(328.9)	(231.3)

Net sales	11,761.1	6,155.8	91%
*The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $7.2 billion in the first nine months of 2021, an increase of $2.0 billion compared to the first nine months of 2020. This was principally due to a $1.7 billion, or 42%, increase in raw material and consumables used, mainly reflecting higher purchased slabs, raw material and energy costs and an 11% increase in steel shipment volumes; and to a $314.4 million increase in other costs, mainly including a $151.4 million increase in maintenance expenses, a $131.6 million increase in labor costs and a $29.5 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2021 were $692.3 million, or 6% of net sales, an increase of $126.1 million compared to SG&A expenses in the first nine months of 2020, mainly due to a $53.2 million increase in taxes, a $51.6 million increase in labor costs and a $42.2 million increase in freight and transportation expenses, partially offset by a $28.9 million decrease in amortization of intangible assets.

Other operating income in the first nine months of 2021 was $18.9 million. In the first nine months of 2020, other operating expense was $195.6 million2.

Operating income in the first nine months of 2021 was $3.9 billion, or 33% of net sales, compared to operating income of $208.2 million, or 3% of net sales in the first nine months of 2020. The following table outlines Ternium’s operating result by segment for the first nine months of 2021 and first nine months of 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	9M21	9M20[2]	9M21	9M20	9M21	9M20	9M21	9M20[2]
Net Sales	11,723.1	6,102.3	366.8	284.8	(328.9)	(231.3)	11,761.1	6,155.8
Cost of sales	(7,278.6)	(5,223.3)	(227.7)	(195.0)	331.2	232.5	(7,175.1)	(5,185.8)
SG&A expenses	(671.8)	(547.8)	(20.5)	(18.4)	—	—	(692.3)	(566.1)
Other operating income (loss), net	18.7	(195.0)	0.2	(0.6)	—	—	18.9	(195.6)
Operating result	3,791.4	136.1	118.8	70.8	2.4	1.2	3,912.6	208.2

EBITDA	4,189.5	771.2	166.3	106.9	2.4	1.2	4,358.2	879.3

Net financial results were a gain of $71.5 million in the first nine months of 2021, mainly reflecting a gain of $41.7 million related to changes in the fair value of financial assets, and net financial interest income of $33.6 million related to investment returns on the company's liquidity position net of borrowing costs, partially offset by net foreign exchange loss of $25.4 million mainly related to the net negative impact of the depreciation of the Argentine Peso against the US dollar (15% in the period) on the net local currency position of Ternium's Argentine subsidiary. Net financial results in the first nine months of 2020 were a gain of $77.8 million.

Equity in results of non-consolidated companies was a gain of $302.0 million in the first nine months of 2021, mainly as a result of Ternium's investment in Usiminas, compared to a loss of $0.4 million in the first nine months of 2020. In addition to better operating and financial results, in the first nine months of 2021 Usiminas recorded a gain related to a favorable Brazilian Federal Supreme Court ruling in connection with the calculation method for certain sales tax credits.

Income tax expense in the first nine months of 2021 was $1.1 billion, with a 25% effective tax rate, compared to $282.5 million in the first nine months of 2020.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2021 was $1.5 billion. Working capital increased by $2.5 billion in the first nine months of 2021 as a result of a $1.6 billion increase in inventories and an aggregate $1.2 billion increase in trade and other receivables, partially offset by an aggregate $341.2 million increase in accounts payable and other liabilities. The inventory value increase in the first nine months of 2021 was due to a $735.6 million higher cost of steel, a $525.3 million inventory value increase in raw materials, supplies and others, and a $363.7 million higher steel volume as Ternium ramps-up its new hot-rolling mill in Pesquería, Mexico.

Capital expenditures in the first nine months of 2021 were $401.7 million, $37.8 million lower than in the first nine months of 2020. Of note during the period were the investments made for Ternium's new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In the first nine months of 2021, Ternium's free cash flow reached $1.1 billion. The company paid dividends to shareholders of $412.2 million and repaid borrowings for a net $219.7 million. As of September 30, 2021, Ternium had a net cash position of $271.1 million.

Net cash provided by operating activities in the third quarter of 2021 was $586.0 million. Working capital increased by $1.1 billion in the third quarter of 2021 as a result of a $681.1 million increase in inventories, an aggregate $316.2 million net increase in trade and other receivables and an aggregate $144.1 million net decrease in accounts payable and other liabilities. The inventory value increase in the third quarter of 2021 was due to a $283.6 million higher cost of steel, a $222.4 million inventory value increase in raw materials, supplies and others and a $175.1 million higher steel volume. In the third quarter of 2021, Ternium's free cash flow was $475.4 million.

Conference Call and Webcast

Ternium will host a conference call on November 3, 2021, at 10:00 a.m. ET in which management will discuss third quarter of 2021 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	3Q21	3Q20[2]	9M21	9M20[2]
	(Unaudited)		(Unaudited)
Net sales	4,592.0	2,138.6	11,761.1	6,155.8
Cost of sales	(2,621.1)	(1,756.6)	(7,175.1)	(5,185.8)
Gross profit	1,970.9	382.1	4,586.0	969.9
Selling, general and administrative expenses	(237.4)	(183.1)	(692.3)	(566.1)
Other operating income (expense), net	1.9	(192.0)	18.9	(195.6)
Operating income	1,735.4	7.0	3,912.6	208.2

Finance expense	(6.5)	(9.0)	(20.6)	(38.9)
Finance income	19.4	15.9	54.2	30.9
Other financial income (expenses), net	19.8	(20.6)	37.9	85.8
Equity in earnings (losses) of non-consolidated companies	84.4	13.2	302.0	(0.4)
Profit before income tax expense	1,852.5	6.4	4,286.1	285.6
Income tax expense	(486.0)	(27.5)	(1,054.7)	(282.5)
Profit (loss) for the period	1,366.4	(21.1)	3,231.4	3.2

Attributable to:
Owners of the parent	1,202.1	(48.5)	2,827.1	(16.0)
Non-controlling interest	164.4	27.4	404.3	19.2
Profit (loss) for the period	1,366.4	(21.1)	3,231.4	3.2

Consolidated Statement of Financial Position

$ million	September 30, 2021	December 31, 2020
	(Unaudited)
Property, plant and equipment, net	6,462.5	6,504.7
Intangible assets, net	897.0	908.6
Investments in non-consolidated companies	697.3	471.3
Deferred tax assets	154.3	158.7
Receivables, net	164.6	243.3
Other investments	55.7	2.9
Total non-current assets	8,431.4	8,289.5

Receivables, net	327.4	288.6
Derivative financial instruments	1.5	1.6
Inventories, net	3,626.4	2,001.8
Trade receivables, net	2,066.9	918.4
Other investments	768.5	813.5
Cash and cash equivalents	947.6	537.9
Total current assets	7,738.2	4,561.8

Non-current assets classified as held for sale	5.0	5.0

Total assets	16,174.6	12,856.2

Capital and reserves attributable to the owners of the parent	9,704.4	7,286.1
Non-controlling interest	1,561.5	1,157.0

Total Equity	11,265.9	8,443.2

Provisions	87.2	80.6
Deferred tax liabilities	214.4	346.5
Other liabilities	509.3	551.9
Trade payables	1.2	1.1
Derivative financial instruments	0.2	0.5
Lease liabilities	227.8	251.6
Borrowings	772.0	1,327.3
Total non-current liabilities	1,812.1	2,559.5

Current income tax liabilities	715.5	110.5
Other liabilities	385.3	249.8
Trade payables	1,222.3	1,049.3
Derivative financial instruments	0.9	5.8
Lease liabilities	44.2	42.5
Borrowings	728.5	395.6
Total current liabilities	3,096.6	1,853.6

Total liabilities	4,908.7	4,413.1

Total equity and liabilities	16,174.6	12,856.2

Consolidated Statement of Cash Flows

$ million	3Q21	3Q20[2]	9M21	9M20[2]
	(Unaudited)		(Unaudited)

Profit (loss) for the period	1,366.4	(21.0)	3,231.4	3.2

Adjustments for:
Depreciation and amortization	145.2	152.4	445.6	477.1
Equity in (earnings) losses of non-consolidated companies	(84.4)	(13.2)	(302.0)	0.4
ICMS reversal of related asset	—	194.1	—	194.1
Changes in provisions	3.6	—	9.6	(0.3)
Net foreign exchange results and others	25.3	58.8	146.2	(28.1)
Interest accruals less payments	1.7	0.8	3.8	4.6
Income tax accruals less payments	269.6	(52.4)	467.1	127.4
Changes in working capital	(1,141.5)	140.6	(2,459.4)	628.1

Net cash provided by operating activities	586.0	460.0	1,542.2	1,406.4

Capital expenditures	(110.6)	(71.1)	(401.7)	(439.6)
Proceeds from the sale of property, plant & equipment	0.3	0.1	1.3	0.4
Acquisition of non-controlling interest	—	(2.8)	(0.8)	(14.1)
Dividends received from non-consolidated companies	—	—	0.5	—
(Increase) decrease in other Investments	(197.1)	84.3	(23.7)	(410.5)

Net cash (used in) provided by investing activities	(307.3)	10.5	(424.4)	(863.9)

Dividends paid in cash to company's shareholders	—	—	(412.2)	—
Finance lease payments	(11.5)	(10.1)	(34.0)	(30.4)
Proceeds from borrowings	73.5	24.8	205.5	244.3
Repayments of borrowings	(146.1)	(239.4)	(425.2)	(558.2)

Net cash used in financing activities	(84.1)	(224.6)	(665.9)	(344.3)

Increase in cash and cash equivalents	194.5	245.8	451.9	198.2

	Shipments
Thousand tons	3Q21	3Q20	2Q21	9M21	9M20

Mexico	1,697	1,445	1,735	5,131	4,269
Southern Region	626	547	636	1,885	1,270
Other Markets	748	853	697	2,223	2,753
Total steel segment	3,071	2,845	3,068	9,238	8,292

Total mining segment	850	869	906	2,791	2,854

	Revenue / ton
$/ton	3Q21	3Q20	2Q21	9M21	9M20

Mexico	1,529	737	1,309	1,301	746
Southern Region	1,497	906	1,276	1,289	889
Other Markets	1,316	596	1,093	1,095	601
Total steel segment	1,471	727	1,253	1,249	720

Total mining segment	154	105	124	131	100

	Net Sales
$ million	3Q21	3Q20	2Q21	9M21	9M20

Mexico	2,594.5	1,065.7	2,271.9	6,677.2	3,186.1
Southern Region	936.8	495.6	811.5	2,429.1	1,129.2
Other Markets	984.3	508.0	761.3	2,433.3	1,654.7
Total steel products	4,515.6	2,069.4	3,844.7	11,539.6	5,970.0
Other products*	58.8	45.6	65.0	183.5	132.3
Total steel segment	4,574.4	2,114.9	3,909.7	11,723.1	6,102.3

Total mining segment	131.0	91.3	112.5	366.8	284.8

Total steel and mining segments	4,705.4	2,206.2	4,022.2	12,089.9	6,387.1

Intersegment eliminations	(113.4)	(67.6)	(102.4)	(328.9)	(231.3)

Total net sales	4,592.0	2,138.6	3,919.8	11,761.1	6,155.8
*The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA
EBITDA equals operating income (loss) adjusted to exclude depreciation and amortization and certain other non-cash operating results:

$ million	3Q21	3Q20[2]	2Q21	9M21	9M20[2]

Operating income	1,735.4	7.0	1,271.4	3,912.6	208.2
Plus: ICMS reversal of related asset	—	194.1	—	—	194.1
Plus: depreciation and amortization	145.2	152.4	148.8	445.6	477.1
EBITDA	1,880.6	353.4	1,420.2	4,358.2	879.3

Free cash flow
Free cash flow equals net cash provided by operating activities less capital expenditures:

$ million	3Q21	3Q20	2Q21	9M21	9M20

Net cash provided by operating activities	586.0	460.0	628.4	1,542.2	1,406.4
Less: capital expenditures	(110.6)	(71.1)	(161.4)	(401.7)	(439.6)
Free cash flow	475.4	388.8	467.0	1,140.5	966.8

Net debt (cash)
Net debt (cash) equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	September 30, 2021	September 30, 2020	June 30, 2021

Borrowings (current and non-current)	1.5	1.9	1.6
Less: cash and cash equivalents[3]	0.9	0.7	0.8
Less: other investments (current and non-current)[3]	0.8	0.6	0.6
Net (cash) debt	(0.3)	0.6	0.2

Net (cash) debt to last twelve months (LTM) EBITDA
Net (cash) debt as of a given date divided by the EBITDA accumulated in a period of twelve months ending on such date:

	September 30, 2021	September 30, 2020	June 30, 2021

Net (cash) debt ($ billion)	(0.3)	0.6	0.2
Divided by: LTM EBITDA ($ billion)	5.0	1.1	3.5
Net (cash) debt to LTM EBITDA (#)	(0.1)	0.5	0.1

Notes

1    American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

2    Comparative information as of September 30, 2020 has been adjusted to reflect the derecognition of an asset of $194.1 million arising from Ternium's right to recover 50% of a contingency amount from Thyssenkrupp. As an offsetting adjustment has been included in the fourth quarter of 2020, the Income Statement, Statement of Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity and Statement of Cash Flows as of and for the full year ended December 31, 2020, have not been affected. See note 11 "ICMS deferral tax benefit – Action of Unconstitutionality" to Ternium's Consolidated Condensed Interim Financial Statements as of September 30, 2021 and for the nine-months periods ended September 30, 2021 and 2020.

3    Ternium Argentina's consolidated position of cash and cash equivalents and other investments amounted to $0.7, $0.3 and $0.5 billion as of September 30, 2021, September 30, 2020 and June 30, 2021, respectively.